UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Atrion Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049904105

(CUSIP Number)

John P. Stupp, Jr.

3800 Weber Road

St. Louis, MO 63125

(314) 638-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copies To:

B. G. Minisman, Jr., Esq.

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

1901 Sixth Avenue North, Suite 2600

Birmingham, Alabama 35203

(205) 328-0480

May 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 049904105

1.	NAME OF REPORTING PERSON
John P. Stupp, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
6,394

	8.	SHARED VOTING POWER
135,000

	9.	SOLE DISPOSITIVE POWER
6,394

	10.	SHARED DISPOSITIVE POWER
135,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
141,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.67%

14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by John P. Stupp, Jr. on May 3, 1999, which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 2. Identity and Background.

Item 2(c) of Schedule 13D is amended to report that Mr. Stupp is also Chief Executive Officer and Chairman of the Board of Stupp Bros., Inc., a diversified holding company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated in its entirety as follows:

Mr. Stupp beneficially owns 141,394 Shares, of which 135,000 Shares were acquired by Stupp Bros., Inc., more than 70 years ago in exchange for property and services and are deemed to be beneficially owned by Mr. Stupp by reason of his positions as an executive officer and director of Stupp Bros., Inc.. The remaining 6,394 Shares are owned directly by Mr. Stupp and were acquired at various times by Mr. Stupp through gifts, the exercise of options granted to him by the Issuer, using personal funds, borrowed funds that have been repaid, or through net exercises, or pursuant to the Issuer's director compensation program.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by deleting the first paragraph thereof and by substituting the following in lieu and instead thereof:

Mr. Stupp has acquired the Shares held directly by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to Mr. Stupp, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof. The 135,000 Shares held indirectly by him through Stupp Bros., Inc. were acquired over 70 years ago. Mr. Stupp's Stock Unit Account under Atrion Corporation Deferred Compensation Plan for Non-Employee Directors is credited with Stock Units that will convert to Shares on a one for one basis, and such Shares will be issued to Mr. Stupp, in accordance with the terms of such plan. The conversion will not take place within the next 60 days, and those Stock Units are not included in the beneficial ownership reported above.

At the date of this Schedule 13D, Mr. Stupp does not have any plans or proposals which would result in any of the actions below except as may be effected through, or as a result of, the merger discussed in Item 6 below.

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) - (c) and replacing such paragraphs with the following:

(a)    Mr. Stupp is the beneficial owner of 141,394 Shares, representing 7.67% of the Issuer's Shares outstanding on May 15, 2024.

(b)    Mr. Stupp has (i) sole voting power and sole dispositive power with respect to 6,394 Shares and shared voting power and dispositive power with respect to 135,000 Shares held by Stupp Bros., Inc. With respect to the 135,000 Shares referred to in clause (ii) of the preceding sentence, voting power and dispositive power are shared with the other directors of Stupp Bros., Inc. The information required for each of those persons, other than Mr. Stupp, is set out below.

1.	(a)	R. Philip Stupp, Jr.

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Retired; Director
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

2.	(a)	Nora Stupp Coggin

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Secretary, Voting Trustee, and Director
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

3.	(a)	John P. Stupp, III

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	President of Stupp Fiber; Director and Voting Trustee of Stupp Bros., Inc.
Stupp Fiber
3800 Weber Road
St. Louis, MO 63125

4.	(a)	Charles N. McAlpin, Jr.

	(b)	12555 Ronaldson Road
Baton Rouge, LA 70807

	(c)	President of Stupp Corporation; Director and Voting Trustee of Stupp Bros., Inc.
Stupp Corporation
3800 Weber Road
St. Louis, MO 63125

During the last five years, none of the foregoing persons has been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the foregoing persons are citizens of the United States.

(c) On May 21, 2024, Mr. Stupp was granted 311 Deferred Stock Units under the Atrion Corporation 2021 Equity Incentive Plan and executed a Deferred Stock Unit Award Agreement. These Deferred Stock Units do not convert to Shares within the next 60 days and are not included in the beneficial ownership reported above.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer. Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 6,394 Shares that are owned directly by Mr. Stupp are pledged as collateral for a loan, with standard default provisions, from Midwest BankCentre.

In connection with the execution of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, and Alpha Medical Merger Sub, Inc., a wholly owned subsidiary of Nordson Corporation, providing for the merger of the Issuer with Alpha Medical Merger Sub, Inc. and the conversion of all outstanding Shares into the right to receive cash in the amount of $460,00 per share upon consummation of the merger, Mr. Stupp, along with Stupp Bros., Inc., Emile A Battat, David A. Battat, and Montclair Harbour LLC (the “Support Agreement Signatories”), entered into voting and support agreements on May 27, 2024 with Nordson Corporation (the “Support Agreements”). As of May 28, 2024, the Support Agreement Signatories held, in the aggregate, Shares representing approximately 22% of the voting power of the outstanding Shares, including the 141,394 Shares beneficially owned by Mr. Stupp. Under the Support Agreements, the Support Agreement Signatories have, among other things, agreed to, during the term of the Support Agreements, vote the Shares held by the Support Agreement Signatories (i) in favor of the approval and adoption (as applicable) of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, Alpha Medical Merger Sub, Inc., and any actions related thereto; (ii) in favor of any proposal to adjourn a meeting of the holders of Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against any acquisition proposal, reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer; (iv) against any action or agreement the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement; (v) against any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Support Agreement Signatories contained in the Support Agreements; and (vi) against any change in the membership of the Issuer’s Board of Directors, unless approved by Nordson Corporation.

The foregoing description of Mr. Stupp’s Support Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of his Support Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Voting and Support Agreement, dated May 27, 2024, by and among Mr. Stupp, Stupp Bros., Inc., and Nordson Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2024

/s/ John P. Stupp, Jr.
John P. Stupp, Jr.